Filed by Green Dot Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Green Dot Corporation
Commission File No.: 001-34819
Date: November 24, 2025

The following is a transcript of a conference call held by Green Dot Corporation (“Green Dot”), CommerceOne Financial Corporation (“CommerceOne”) and Smith Ventures LLC (“Smith Ventures”) on November 24, 2025 in connection with the proposed transaction between Green Dot, CommerceOne and Smith Ventures.

Call Participants
EXECUTIVES

Bill Smith

Jess  Unruh
Chief Financial Officer
Green Dot Corporation

Kenneth W. Till
CEO & Director
CommerceOne Financial Corporation

Timothy Wayne Willi
Senior Vice President of Finance &
Corporate Development
Green Dot Corporation

Unknown Executive

William I. Jacobs
Interim CEO & Chairman of the Board
Green Dot Corporation

ANALYSTS

Cristopher David Kennedy
William Blair & Company L.L.C.,
Research Division

George Frederick Sutton
Craig-Hallum Capital Group LLC,
Research Division

Michael John Grondahl
Northland Capital Markets,
Research Division

Presentation

Operator

Good day, and welcome to the Green Dot CommerceOne Smith Ventures Transaction Conference Call. [Operator Instructions]

Please note this event is being recorded. I would now like to turn the conference over to Tim Willi, Senior Vice President, Finance and Corporate Development. Please go ahead.

Timothy Wayne Willi
Senior Vice President of Finance & Corporate Development, Green Dot

Before we begin, please note that certain statements made during this call may be forward-looking and are subject to risks and uncertainties. These forward-looking statements are made in reliance on the safe harbor provisions of the federal securities laws and are subject to known and unknown risks, uncertainties and other factors that may cause Green Dot's CommerceOne's or the combined company's actual operating results, financial position or performance to be materially different from those expressed or implied in forward-looking statements.

You are cautioned not to place undue reliance on such forward-looking statements. Green Dot CommerceOne and Smith Ventures disclaim any obligation to update such forward-looking statements. For additional information concerning factors that could affect Green Dot's financial results or cause actual results to differ materially from these forward-looking statements, please refer to Green Dot's filings with the SEC, including the Risk Factors section of Green Dot's Form 10-K and most recent 10-Q filed with the SEC as well as the forward-looking statements section of the press release and investor presentation.

In addition, please note that on today's call and in the press release and investor presentation issued this morning, Green Dot may refer to certain non-GAAP financial measures. While the company believes these non-GAAP financial measures provide useful information for investors, the presentation of this information is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP.

Now I'd like to turn the call over to Bill Jacobs. Bill?

William I. Jacobs
Interim CEO & Chairman of the Board, Green Dot

Good morning, and thank you, everyone, for joining our call on short notice. It is an exciting day for Green Dot, its shareholders, employees and all of its stakeholders as we enter a new and exciting area with Smith Ventures and CommerceOne Bank. Over the last 8 months, the Board and its advisers worked through a robust, pragmatic and thoughtful process to evaluate our strategic alternatives with the goal of unlocking and maximizing shareholder value while also providing opportunities for our employees, partners and all stakeholders to benefit from a bright and exciting future for our business.

Both I and the Board believe that this proposed transaction accomplishes all of these goals. In this transaction, the nonbank embedded finance business of Green Dot that you are familiar with, our consumer, B2B and money movement segments will be acquired by Smith Ventures LLC. Bill Smith will provide more details on his plans for the payments company to continue the work that has been done and to build on the momentum in the embedded finance sector.

At the same time, CommerceOne will acquire Green Dot Bank and become a publicly traded bank holding company. Green Dot shareholders will receive $8.11 in cash plus 0.2215 shares of the new CommerceOne per Green Dot share. CommerceOne will enter into a 7-year commercial agreement to be the exclusive provider of bank sponsorship services to the embedded finance platform, enabling shareholders to participate in the growth of embedded finance as it will be a significant customer and partner of the combined banking institution.

Now let me turn it over to Jess to briefly discuss the terms of the transaction before handing it over to Bill Smith and the CommerceOne team to expand on the potential opportunities and synergies of the transactions. Jess?

Jess Unruh
Chief Financial Officer, Green Dot

Thank you, Bill, and good morning, everybody. To echo Bill's comments, we believe that after diligently working through our review of strategic alternatives, we have found the right partners to unlock shareholder value while providing opportunities for all of our stakeholders to continue to benefit from the hard work and the foundation that has been built to position Green Dot as a leader in embedded finance.

Now let me walk you through the major points of the proposed transaction. I will refer you to the deck on our Investor Relations page for more details. As Bill mentioned that this is a transaction in which Green Dot shareholders will receive cash and shares of CommerceOne, which will become a public traded bank holding company. CommerceOne will acquire Green Dot and shareholders will receive cash merger consideration of $8.11 per share and equity in a newly publicly traded bank holding company that will own CommerceOne's existing business, including CommerceOne Bank as well as Green Dot Bank. That entity is expected to have pro forma tangible book value of approximately $490 million.

Green Dot shareholders will own approximately 72% of the pro forma CommerceOne, equating to approximately $355 million of the tangible book value, which equates to approximately $6.12 per share. Smith Ventures will acquire Green Dot's embedded finance business, which consists of the major operating segments that we report externally, consumer, B2B and money movement and a substantial amount of the infrastructure to support those businesses.

Smith Ventures will pay $690 million in cash for this platform. Approximately $155 million will be retained by Green Dot Bank, approximately $65 million will be used to pay off indebtedness and the remaining $470 million will be used to pay the cash merger consideration. On this basis, Green Dot shareholders are receiving value of approximately $14.23 per share. Should the publicly traded entity trade at a premium to tangible book value like its peers, it would imply even greater value.

Smith Ventures has in place committed financing. The deal is expected to close in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including required shareholder and regulatory approvals. Until the completion of the transactions, Green Dot remains a separate and independent company operating business as usual.

With that, let me turn it over to Bill Smith of Smith Ventures and Kenneth Till of CommerceOne to discuss their vision of this transaction and the creation for all stakeholders.

Bill Smith
Smith Ventures

Thank you, Jess, and good morning, everyone. While I may be a new name and face to Green Dot shareholders, Green Dot is not new to me. Back in 2014, I had the pleasure of selling one of the first companies I built, Insight Card Services to Green Dot. Over the years, I continue to follow the Green Dot story and was always impressed with the vision and the business that the team has built. I'm excited about the opportunity to work with this team to build upon all of the work they have done over the last several years.

The embedded finance sector is a vast and growing sector, and I see tremendous opportunity for Green Dot Bank and Green Dot's embedded finance business and look forward to working with this team and continuing to invest in the platform to capitalize on this opportunity. While Smith Ventures will be acquiring Green Dot's embedded finance business, existing Green Dot shareholders will continue to benefit from the exposure to the embedded finance business' success due to the new CommerceOne relationships under a 7-year commercial agreement, pursuant to which new CommerceOne will serve as the exclusive bank sponsor for the finance businesses digital banking platform. I've been able to work closely with Kenneth Till, the CEO and Co-Founder of CommerceOne for the past 8 years and couldn't be more excited for him and the CommerceOne team. Kenneth has a deep understanding of how to create sustainable shareholder value by building a strong credit culture, being relentlessly responsive to customer needs and ultimately leading to consistent EPS and tangible book value per share growth.

With that, let me turn it over to Ken to discuss the transaction from the bank perspective and his vision for the combined entity.

Kenneth W. Till
CEO & Director, CommerceOne

Thank you, Bill, and good morning, everyone. This is an exciting day and opportunity for Green Dot and CommerceOne. As we spent more time getting to know Green Dot and Green Dot Bank. The synergies and opportunities for value creation became readily apparent. I see this as a combination of a proven loan generation platform with an exciting deposit-generating engine and new growth opportunity. The combination of Green Dot Bank and CommerceOne's operations and the commercial agreement with Green Dot's former embedded finance business should position the new CommerceOne to become a diversified bank with multiple growth drivers, top-tier profitability and substantial capital generation, all of which should benefit our shareholders, employees and stakeholders.

Many of you on this call may not know CommerceOne, so let me provide you with a bit of background that will help you understand why I think this combination is very compelling. We started CommerceOne Bank in 2018. Our mission was to be the premier business-focused bank in the Southeast. Our expertise is serving sophisticated small- and medium-sized operating companies with highly focused team of bankers, enabling us to deliver growth by delivering the nimble, true relationship banking that they desire and require.

We are not branch bankers. We have one branch with over $700 million of deposits. We leverage technology to drive efficiency and enhance service and let our bankers focus on being in the businesses of their customers. That strategy has resulted in top quartile financial performance as the average quarterly ROA over the past 4 years has been 1.44%, pristine credit quality, a strong capital position and excellent relationship with our regulators.

When assessing the opportunity with Green Dot Bank, I see 3 front and center opportunities to increase shareholder value. The first is improving the asset mix in the near term. The second is leveraging the deposit capabilities of Green Dot Bank with the third being positioning CommerceOne as a leading banking partner to the embedded finance sector.

First, let me address the opportunity to improve the asset mix and leverage the deposit capabilities of Green Dot Bank. In the near term, there is an attractive opportunity to reposition the asset side of the Green Dot balance sheet and elevate the yields that it currently earns. Green Dot had begun to do that work, and we will continue to execute on that strategy. We believe that we can elevate the earnings power meaningfully when this exercise is complete. More important is that these deposits and the ongoing growth in deposits from our partnership with the embedded finance platform provide our loan generation engine plenty of liquidity to grow. This deposit generation capability provides a perfect complement to the lending business that we've built and continue to invest in.

Over time, as we deploy those deposits into loans, not just securities, we expect that to represent additional upside to our shareholders. Having this deposit generation platform is not just about providing a tremendous amount of liquidity right out of the gates. As many of you on this call can attest, the banking industry is going through tremendous structural change.

New nonbank competitors have emerged that are now serving the next generation of businesses and consumers outside the traditional banking system. This is placing pressure on traditional banks and the ability to grow low-cost deposits. With Green Dot Bank, we are now well positioned to generate deposits and ensure that we do not fall behind in the evolution of banking. There is significant human capital in both of these organizations that will work together to make that a reality.

And finally, the third aspect of this combination that I'm excited about is the opportunity to grow with the embedded finance sector. As the Green Dot embedded finance business grows, Green Dot Bank and CommerceOne collectively grow. But beyond that, I see additional avenues for growth. The first opportunity I see is for us to invest and position CommerceOne to serve other customers beyond just Green Dot. Green Dot Bank has a tremendous amount of infrastructure and experience in supporting the embedded finance sector.

We are confident that other embedded finance companies would welcome the opportunity to leverage this platform. We intend to begin immediately to invest further building out industry-leading compliance and risk management infrastructure to support that growth. Investments in these areas will ultimately become a competitive advantage.

The second opportunity for growth that I see in this new sector opportunity is to bring additional products and features that can be levered by our future partners in the embedded finance business. Currently, Green Dot provides its partners with an industry-leading account platform and payment solutions via its ARC platform. I believe we can build upon that success and leverage our experience as lenders to build out lending platforms and capabilities to support embedded finance partners with loan origination platforms or lending as a service. And ultimately, I believe there's an opportunity to selectively create direct-to-consumer lending products for those partners.

In conversations with Green Dot management, they were firm believers that this is an attractive opportunity and one that the industry will welcome. With this new attractive opportunity to build out capabilities to serve the embedded finance sector, it will also provide us with the opportunity to increasingly diversify our revenue base. Prior to this transaction, our revenue base was tied predominantly to traditional margin business.

Now we have an attractive fee-based revenue stream to complement that and build out a more diversified, durable and higher absolute level of earnings. The result is that with this merger, we are positioning CommerceOne as a bank for the next generation of banking. We will have a banking company that marries a strong and growing loan origination capability with an efficient next-generation deposit gathering platform. This core banking franchise is then enhanced by building out an established embedded finance operation.

The end result is a bank that is diversified earnings base, increased scale and attractive predictable returns that will generate substantial excess capital to support growth and create value for shareholders. As a shareholder, that's the kind of company I want to be invested in. For the many very talented people in both organizations, that's a vision that I want to be a part of.

Now let me turn it back to Bill Jacobs for some closing comments before we take your questions.

William I. Jacobs
Interim CEO & Chairman of the Board, Green Dot

Thank you, Ken. In closing, I am thrilled with the agreement that we have come to with Smith Ventures and CommerceOne as this combination of transactions provides a clear path to value creation for our shareholders, employees and all of our stakeholders. I would personally like to thank all of the employees of Green Dot. Over the years, you have worked hard to build a tremendous company. Both I and the Board are grateful for your hard work and commitment. With that, we are happy to take your questions.

Question and Answer

Operator

[Operator Instructions]

The first question today comes from George F. Sutton with Craig-Hallum.

George Frederick Sutton
Craig-Hallum Capital Group LLC, Research Division

Congratulations to everyone on the transaction. So I wondered if we could talk about the tangible book value multiple anticipated in the range that we're thinking of here, 1x to 1.8x. Can you talk about what sorts of comps you're using to generate that sense? Yes.

William I. Jacobs
Interim CEO & Chairman of the Board, Green Dot

No, go ahead, Ken.

Jess Unruh
Chief Financial Officer, Green Dot

This is Jess. I appreciate the question. And as you can imagine, the newly formed public bank company will be competing in the partner bank business. And so all the comps are the existing public partner banks, as you can imagine, Pathward, others, et cetera. So looking at the mix across, I think, 5 or 6 comps, all competing in the partner bank business.

George Frederick Sutton
Craig-Hallum Capital Group LLC, Research Division

And just a follow-up for Ken. So it sounds like you're traditionally focused on the business banking market, now bringing on more of a consumer bank-focused business. Can you talk about bringing those 2 together, where the key focuses will be?

Kenneth W. Till
CEO & Director, CommerceOne

Sure. Thanks for the question. I view this as very complementary lines of business. As we talked about, one being this asset production engine that we have that's in the commercial space. We've invested in that, continue to invest in that, feel really good about what we can continue to generate in that area, but have now more funding diversification as we're able to, again, diversify the funding perspective. So we view that as complementary lines of business between the two.

Operator

The next question comes from Cris Kennedy with William Blair.

Cristopher David Kennedy
William Blair & Company L.L.C., Research Division

Congrats on the transaction. Ken, you mentioned about -- you talked about building out the functionality of the platform. Are you thinking about that doing through additional M&A or building it organically as you talk -- move into LOS systems, what have you?

Kenneth W. Till
CEO & Director, CommerceOne

I think we would be open to either. I think that there's a lot of work to be done in the interim to build the infrastructure from not just operational, but from a compliance perspective. We have to get that right. We have to do that right the first time every time. And so that's our primary focus upfront. But beyond that, I think we're open to opportunities as they present themselves on -- from either perspective.

Cristopher David Kennedy
William Blair & Company L.L.C., Research Division

Got it. And then just talk about kind of what you've seen in the partner bank environment over the years and kind of why this is the right time to do this transaction?

Kenneth W. Till
CEO & Director, CommerceOne

Sure. I think as I alluded to, the world is changing. How we fund our balance sheets are changing. We continue to have competition from nonbanks. And so I think we just have to view the world differently and recognize that funding doesn't look like and will not look like it has in years gone by. And so this complementary line of business makes a lot of sense from our perspective, and we feel like it does from the Green Dot side as well to combine this earning asset engine with this unique deposit function.

Operator

[Operator Instructions]

The next question comes from Mike Grondahl with Northland Securities.

Michael John Grondahl
Northland Capital Markets, Research Division

Congratulations on getting this done. Maybe for Jess. Jess, could you kind of walk us through which of the Green Dot businesses go to Smith Ventures and which ones are going to stay at Green Dot/CommerceOne?

Jess Unruh
Chief Financial Officer, Green Dot

Sure. Thanks, Mike. Appreciate the question. So the way to think about it in terms of our sort of existing public filings would be that the consumer business, so our retail and direct channels, those programs move over to the payments business.

Our B2B segment, so both our VaaS and Employer Services business. And then lastly, our Money Movement segment, which includes our tax processing business and our money movement business and all the technological infrastructure that supports those programs as well as the operations move to the payments business. And then what's truly moving into the remaining sort of new public company will be the bank as it exists today. So think of the call report, for example, that piece will be moving over. And then certainly, there will be a new MSA structure between the two entities.

Michael John Grondahl
Northland Capital Markets, Research Division

Got it. And do we know anything about that MSA structure, that 7-year agreement, what that's worth? Or how should we think about that?

Jess Unruh
Chief Financial Officer, Green Dot

Yes. I mean I think it is tied to sort of market rates, market terms. For many years, Green Dot Bank has been a captive. And so we wanted to make sure that when we're pricing the MSA between the two entities, it is consistent with the broader market terms. And so think about the bank earning a portion of some of the revenue streams, et cetera. So not unlike what you might find in some of the other public fintechs and some of their disclosures about how they compensate their partner banks. This would not be wildly different than that.

Operator

[Operator Instructions]

The next question comes from George F. Sutton with Craig-Hallum.

George Frederick Sutton
Craig-Hallum Capital Group LLC, Research Division

Can you just give us a little bit more detail on the risks to the transaction close? So we have a committed financing, if I understand correctly, if you can go into that in a little more detail. We have a shareholder vote that will need to occur, and then we have regulatory approvals. My assumption is the way this is being structured will fit the regulatory requirements. But can you just walk through some of those risks?

Bill Smith
Smith Ventures

Kenneth, do you want to take? we've got a commitment letter for the financing. Maybe, Ken, if you want to talk about regulatory, give your thoughts there?

Kenneth W. Till
CEO & Director, CommerceOne

Yes. No, from a regulatory perspective, it's not unlike any other transaction. Obviously, we have had preliminary conversations with the Fed, but we will put together application, identify our business plan as we've talked about it, identify the risk and then the mitigation of the risk there, our approach from a compliance perspective. As I shared earlier, we have to do that right the first time every time and demonstrate to the Fed that we're in a position to execute and do it the right way.

So from a compliance standpoint, that's, I think, where we'll be focusing a lot of time over the next few weeks. Shareholder approval, obviously, is needed from both groups. But I'll let the rest of the panel talk about any of the committed financing or anything on that front.

William I. Jacobs
Interim CEO & Chairman of the Board, Green Dot

Let me just add from the Green Dot standpoint in looking at potential transactions, the closability of the transaction as well as the committed financing was a significant part of our Board's interest in looking at various bidders to the company. So we spent a lot of time understanding the financing that the Smith Group has put together to purchase the embedded finance business, their equity commitments. We spent time with the attorneys for CommerceOne. We spend time with regulators to make sure we understood what issues may or may not come up, and we came to the conclusion that this was an eminently closable and approvable transaction.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Bill Jacobs for any closing remarks.

William I. Jacobs
Interim CEO & Chairman of the Board, Green Dot

Thank you, and thanks for joining us this morning. This has been an exciting 8-month process at Green Dot, and we were overwhelmed with interest from people who wanted to partner with Green Dot during this process. We ultimately chose the Smith CommerceOne Group because we felt that they had the perfect combination of expertise and knowledge to make the future of Green Dot a successful organization. So thank you for being on the call, and you'll be hearing more in the future.

Operator
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot, CommerceOne, and affiliates of Smith Ventures, including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”) (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions), following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.